UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SELECTA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

816212104

(CUSIP Number)

Polaris Partners One Marina Park Drive, 10th Floor Boston, MA 02210	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816212104	Page 2 of 16

1.	Names of Reporting Persons. Polaris Venture Partners V, L.P. (“PVP V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,914,665 shares, of which (a) 1,836,703 shares are Common Stock and (b) 77,962 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days, except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares, Terrance G. McGuire (“McGuire”), a managing member of PVM V, may be deemed to have shared power to vote these shares and Amir Nashat (“Nashat”), an assignee of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,914,665 shares, of which (a) 1,836,703 shares are Common Stock and (b) 77,962 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and Nashat, an assignee of PVM V and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,914,665
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 816212104	Page 3 of 16

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

37,312 shares, of which (a) 35,793 shares are Common Stock and (b) 1,519 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares and Nashat, an assignee of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

37,312 shares, of which (a) 35,793 shares are Common Stock and (b) 1,519 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, an assignee of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,312
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 816212104	Page 4 of 16

1.	Names of Reporting Persons. Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

13,111 shares, of which (a) 12,577 shares are Common Stock and (b) 534 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares, and Nashat, an assignee of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

13,111 shares, of which (a) 12,577 shares are Common Stock and (b) 534 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, an assignee of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,111
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 816212104	Page 5 of 16

1.	Names of Reporting Persons. Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

22,380 shares, of which (a) 18,364 shares are Common Stock and (b) 4,016 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares, and Nashat, an assignee of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

22,380 shares, of which (a) 18,364 shares are Common Stock and (b) 4,016 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, an assignee of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,380
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 816212104	Page 6 of 16

1.	Names of Reporting Persons. Polaris Venture Management Co. V, L.L.C. (“PVM V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,987,468 shares, of which (a) 1,836,703 shares are directly owned by PVP V, (b) 77,962 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V, (c) 35,793 shares are directly owned by PVPE V, (d) 1,519 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V, (e) 12,577 shares are directly owned by PVPFF V, (g) 534 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V, (h) 18,364 shares are directly owned by PVPSFF V and (i) 4,016 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V, except that Flint, a managing member of PVM V, as the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares, and Nashat, an assignee of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,987,468 shares, of which (a) 1,836,703 shares are directly owned by PVP V, (b) 77,962 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V, (c) 35,793 shares are directly owned by PVPE V, (d) 1,519 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V, (e) 12,577 shares are directly owned by PVPFF V, (g) 534 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V, (h) 18,364 shares are directly owned by PVPSFF V and (i) 4,016 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V, except that Flint, a managing member of PVM V, as the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, an assignee of PVM V and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,987,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 816212104	Page 7 of 16

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,987,468 shares, of which (a) 1,836,703 shares are directly owned by PVP V, (b) 77,962 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V, (c) 35,793 shares are directly owned by PVPE V, (d) 1,519 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V, (e) 12,577 shares are directly owned by PVPFF V, (g) 534 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V, (h) 18,364 shares are directly owned by PVPSFF V and (i) 4,016 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”), McGuire, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and Nashat, an assignee of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,987,468 shares, of which (a) 1,836,703 shares are directly owned by PVP V, (b) 77,962 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V, (c) 35,793 shares are directly owned by PVPE V, (d) 1,519 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V, (e) 12,577 shares are directly owned by PVPFF V, (g) 534 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V, (h) 18,364 shares are directly owned by PVPSFF V and (i) 4,016 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, maybe deemed to have sole power to dispose of the Fund V Shares, McGuire, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and Nashat, an assignee of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,987,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 816212104	Page 8 of 16

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,987,468 shares, of which (a) 1,836,703 shares are directly owned by PVP V, (b) 77,962 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V, (c) 35,793 shares are directly owned by PVPE V, (d) 1,519 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V, (e) 12,577 shares are directly owned by PVPFF V, (g) 534 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V, (h) 18,364 shares are directly owned by PVPSFF V and (i) 4,016 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and Nashat, an assignee of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,987,468 shares, of which (a) 1,836,703 shares are directly owned by PVP V, (b) 77,962 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V, (c) 35,793 shares are directly owned by PVPE V, (d) 1,519 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V, (e) 12,577 shares are directly owned by PVPFF V, (g) 534 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V, (h) 18,364 shares are directly owned by PVPSFF V and (i) 4,016 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and Nashat, an assignee of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,987,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 816212104	Page 9 of 16

1.	Names of Reporting Persons. Amir Nashat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,987,468 shares, of which (a) 1,836,703 shares are directly owned by PVP V, (b) 77,962 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V, (c) 35,793 shares are directly owned by PVPE V, (d) 1,519 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V, (e) 12,577 shares are directly owned by PVPFF V, (g) 534 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V, (h) 18,364 shares are directly owned by PVPSFF V and (i) 4,016 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,987,468 shares, of which (a) 1,836,703 shares are directly owned by PVP V, (b) 77,962 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V, (c) 35,793 shares are directly owned by PVPE V, (d) 1,519 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V, (e) 12,577 shares are directly owned by PVPFF V, (g) 534 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V, (h) 18,364 shares are directly owned by PVPSFF V and (i) 4,016 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,987,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 816212104	Page 10 of 16

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Selecta Bioscience, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 480 Arsenal Street, Building One, Watertown, MA 02472

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Polaris Venture Partners V, L.P. (“PVP V”), Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”), Polar Venture Partners Founders’ Fund V, L.P (“PVPFF V”),Polaris Venture Partners Special Founders’ Fund, L.P. (“PVPSFF V”), Polaris Venture Management Co. V, L.L.C. (“PVM V), Jonathan A. Flint (“Flint”), Terrance G. McGuire (“McGuire”) and Amir Nashat (“Nashat”) (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c) The principal business of each of PVP V, PVPE V, PVPFF V and PVPSFF V is that of a private investment partnership. The sole general partner of each of PVP V, PVPE V, PVPFF VI and PVPSFF V is PVM V. The principal business of PVM V is that of a limited liability company acting as the general partner of each of PVP V, PVPE V, PVPFF VI and PVPSFF V. Flint and McGuire are the managing members of PVM VI, and Nashat is a member of the Board of Directors of the Issuer and the holder of an assignee interest in PVM V.

The principal business address of each of the entities and individuals named in this Item 2 is c/o Polaris Partners, One Marina Park Drive, 10th Floor, Boston, Massachusetts, 02210.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On June 21, 2016, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-211555) in connection with its initial public offering of 5,000,000 shares of Common Stock was declared effective.

In a number of transactions, the Reporting Persons acquired 158,904 shares of Common Stock, shares of Series A Preferred Stock convertible into 345,315 shares of Common Stock, shares Series B Preferred Stock convertible into 631,458 shares of Common Stock, shares Series C Preferred Stock convertible into 235,041 shares of Common Stock, shares Series D Preferred Stock convertible into 247,133 shares of Common Stock, shares Series E Preferred Stock convertible into 253,748 shares of Common Stock and warrants to purchase an aggregate of 84,031 shares of Common Stock, collectively for an aggregate purchase price of $16,067,386.97 (collectively, the “Pre-IPO shares”). The Pre-IPO shares converted into Common Stock, respectively, upon the closing of the offering.

CUSIP No. 816212104	Page 11 of 16

On June 27, 2016, the Reporting person acquired 150,000 shares of Common Stock for an aggregate purchase price of $2,100,000 (the “IPO shares”).

The Reporting Persons obtained the amounts required for all purchases of Pre-IPO shares and IPO shares from their working capital.

Item 4. Purpose of Transaction.

Nashat, as a director of the Issuer and by virtue of his assignee interest in PVM V, and each of Flint and McGuire, by virtue of their roles as the managing members of PVM V, may each be deemed to hold certain voting powers with respect to the reportable securities owned by PVP V, PVPE V, PVPFF V, and PVPSFF V. Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 17,899,586 shares of Common Stock outstanding as reported on the Issuer’s Prospectus filed with the SEC on June 23, 2016.

(a) PVP V beneficially owns 1,914,665 shares of Common Stock, or approximately 10.7% of the Common Stock outstanding, of which 1,836,703 shares are directly owned by PVP V and 77,962 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVP V. PVPE V beneficially owns 37,312 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding, of which 35,793 shares are directly owned by PVPE V and 1,519 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPE V. PVPFF V beneficially owns 13,111 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding, of which 12,577 shares are directly owned by PVPFF V and 534 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPFF V. PVPSFF V beneficially owns 22,380 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding, of which 18,364 shares are directly owned by PVPSFF V and 4,016 shares represent underlying Common Stock pursuant to a warrant exercisable within 60 days issued to PVPSFF V. PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to indirectly beneficially own the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V.

(b) The managing members of PVM V and Nashat may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP V, PVPE V, PVPFF V and PVPSFF V. Each such person disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a member of PVM V, in the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V. PVM V may be deemed to have sole power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP V, PVPE V, PVPFF V and PVPSFF V.

CUSIP No. 816212104	Page 12 of 16

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of PVP V, PVPE V, PVPFF V and PVPSFF V and certain other investors are party to a Fifth Amended and Restated Investors’ Rights Agreement (the “IRA”) entered into with the (i) Issuer; (ii) the holders of Senior Preferred Stock (as defined therein) and the Purchaser (as listed therein); and (iii) the Initial Stockholders (as listed therein).

The Reporting Persons are subject to a restricted period during the period ending 180 days after the date of the Prospectus, during which the Reporting Persons have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any options or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned by the Issuer or Reporting Persons or any securities so owned convertible into or exercisable or exchangeable for common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, or publicly disclose the intention to make any such offer, pledge sale, contract, purchase, grant, loan, transfer, or disposition, or enter into any such swap or other arrangement. The IRA is attached as Exhibit 4.1 to Issuer’s Registration Statement on Form S-1 (File No. 333-211555), and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Nashat. The indemnification agreement, among other things, require the Issuer or will require the Issuer to indemnify Nashat (and in certain cases each of PVP V, PVPE V, PVPFF V and PVPSFF V) to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by Nashat in any action or proceeding, including any action or proceeding by or in right of the Issuer, arising out of his services as a director. The form of Indemnification Agreement for the Issuer’s directors and officers is attached as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (File No. 333-211555), and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A—Joint Filing Agreement

Exhibit B – IRA, filed on May 24, 2016 as Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-211555), and incorporated herein by reference.

Exhibit C—Form of Indemnification Agreement for board members and senior management, filed on May 24, 2016 as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (File No. 333-211555), and incorporated herein by reference.

CUSIP No. 816212104	Page 13 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2016

POLARIS VENTURE PARTNERS V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

CUSIP No. 816212104	Page 14 of 16

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Managing Member

JONATHAN A. FLINT

By:	/s/ Jonathan A. Flint
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	/s/ Terrance G. McGuire
Terrance G. McGuire

AMIR NASHAT

By:	/s/ Amir Nashat
Amir Nashat

*By:	/s/ Mary Blair
Name:	Mary Blair
Attorney-in-Fact

[This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]